Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernández

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

Madeco Announces The Contract Renewal of its Foreign Executive Officers

(Santiago, Chile, October 27, 2004) Madeco S.A. ("Madeco") (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS"):

The Company's Board of Directors approved the contract renewal of its foreign executive officers, which were hired in October 2002 for a 2-year period. Therefore, Mr. Tiberio Dall'Olio (CEO) and Mr. Julio Córdoba Zawadzky (Operation Manager of Madeco Chile) have renew its contracts for an additional period of two years; Mr Giampiero Genesini (Corporate Operation Manager) has renew its contract for one year.

The Company considers to grant a stock option plan to the aforementioned executives in order to subscribe shares of Madeco, in accordance to the established by the Extraordinary Shareholders Meeting held on November 14, 2002, which agreed to issue new shares for compensation plans.

In order to define the strike price for the share subscription of the compensation plan, the Company will announce an Extraordinary Shareholders Meeting to be held in the next 90 days from October 1, 2004.

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Madeco is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.